Filed Pursuant to Rule 424(b)(3)
Registration No. 333-273473

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated April 30, 2024)

Monogram Technologies Inc.

6,207,274 Shares of Common Stock

This prospectus supplement updates and supplements the prospectus, dated April 30, 2024 (as supplemented to date, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-273473). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 filed with the Securities and Exchange Commission on May 14, 2024 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and resale of up to 6,207,274 shares of our common stock, $0.001 per share (the “common stock”), by B. Riley Principal Capital II, LLC (“B. Riley” or the “selling stockholder”). The shares included in the Prospectus consist of shares of common stock that we have issued or that we may, in our discretion, elect to issue and sell to B. Riley, from time to time after the date of the Prospectus, pursuant to a Common Stock Purchase Agreement we entered into with B. Riley on July 19, 2023 (the “Purchase Agreement”), in which B. Riley has committed to purchase from us, at our direction, up to $19,038,755 of our common stock, subject to terms and conditions specified in the Purchase Agreement. Concurrently with our execution of the Purchase Agreement on July 20, 2023, we issued 45,252 shares of common stock to B. Riley as consideration for its irrevocable commitment to purchase shares of our common stock at our election in our sole discretion, from time to time after the date of the Prospectus, upon the terms and subject to the satisfaction of the conditions set forth in the Purchase Agreement. See the section of the Prospectus titled “The Committed Equity Financing” for a description of the Purchase Agreement and the section titled “Selling Stockholder” for additional information regarding the selling stockholder.

We are not selling any shares of common stock being offered by the Prospectus and will not receive any of the proceeds from the sale of such shares by B. Riley. However, we may receive up to $19,038,755 in aggregate gross proceeds from sales of our common stock to B. Riley that we may, in our discretion, elect to make, from time to time after the date of the Prospectus, pursuant to the Purchase Agreement.

B. Riley may sell or otherwise dispose of the shares of common stock included in the Prospectus in a number of different ways and at varying prices. See the section of the Prospectus titled “Plan of Distribution (Conflict of Interest)” for more information about how B. Riley may sell or otherwise dispose of the common stock being offered in the Prospectus. B. Riley is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended. We have also engaged Northland Securities, Inc. to act as a “qualified independent underwriter” in this offering, whose fees and expenses will be borne by the selling stockholder.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

The common stock is listed on The Nasdaq Stock Market (“Nasdaq”) under the symbol “MGRM.” On May 15, 2024, the last reported sales price of the common stock as reported on Nasdaq was $2.06 per share.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risks. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 14 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 17, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT

OF 1934

For the quarterly period ended March 31, 2024

Or

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

For the transition period from ______________ to _____________

Commission file number: 001-41707

Monogram Orthopaedics Inc.

(Exact name of registrant as specified in its charter)

3913 Todd Lane, Austin, TX	78744
(Address of principal executive offices)	(Zip Code)

(512) 399-2656

(Registrant’s telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	MGRM	The Nasdaq Capital Market

Indicate by check mark whether the registrant (1) has filed reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of May 13, 2024, there were 31,670,375 shares of Common Stock, par value $0.001 per share, of the registrant issued and outstanding.

MONOGRAM ORTHOPAEDICS INC.

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

MONOGRAM ORTHOPAEDICS INC.

CONDENSED BALANCE SHEETS

	March 31,	December 31,
	2024	2023
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$10,077,573	$13,589,028
Account receivable	—	364,999
Prepaid expenses and other current assets	629,751	664,262
Total current assets	10,707,324	14,618,289
Equipment, net of accumulated depreciation	903,011	945,020
Intangible assets, net	496,250	548,750
Operating lease right-of-use assets	435,116	466,949
Total assets	$12,541,701	$16,579,008
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$1,321,313	$2,462,268
Accrued liabilities	531,239	227,684
Operating lease liabilities, current	131,081	128,266
Total current liabilities	1,983,633	2,818,218
Operating lease liabilities, non-current	330,561	363,724
Total liabilities	2,314,194	3,181,942
Commitments and contingencies	—	—
Stockholders' equity:
Common stock, $.001 par value; 90,000,000 shares authorized, 31,633,995 and 31,338,391 shares issued and outstanding at March 31, 2024 and December 31, 2023, respectively	31,634	31,338
Additional paid-in capital	65,211,241	64,874,392
Accumulated deficit	(55,015,368)	(51,508,664)
Total stockholders' equity	10,227,507	13,397,066
Total liabilities and stockholders' equity	$12,541,701	$16,579,008

The accompanying notes are an integral part of these financial statements.

MONOGRAM ORTHOPAEDICS INC.

CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three months ended
	March 31,
	2024	2023
Product revenue	$—	$—
Cost of goods sold	—	—
Gross profit	—	—
Operating expenses:
Research and development	2,406,754	1,939,551
Marketing and advertising	119,694	1,132,625
General and administrative	1,083,711	822,889
Total operating expenses	3,610,159	3,895,065
Loss from operations	(3,610,159)	(3,895,065)
Other income:
Change in fair value of warrant liability	—	2,523
Interest income and other, net	103,455	34,820
Total other income	103,455	37,343
Net loss before taxes	(3,506,704)	(3,857,722)
Income taxes	—	—
Net loss	$(3,506,704)	$(3,857,722)
Basic and diluted loss per common share	$(0.11)	$(0.40)
Weighted-average number of basic and diluted shares outstanding	31,535,795	9,673,870

The accompanying notes are an integral part of these financial statements.

MONOGRAM ORTHOPAEDICS INC.

CONDENSED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

					Total
	Common Stock		Additional	Accumulated	Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance as of December 31, 2023	31,338,391	$31,338	$64,874,392	$(51,508,664)	$13,397,066
Vesting of Common Stock from services performed	—	—	37,500	—	37,500
Issuance of Common Stock for cash, net of issuance costs	49,146	49	4,696	—	4,746
Issuance of Common Stock upon cashless warrant exercise	246,458	246	(246)	—	—
Stock-based compensation	—	—	294,899	—	294,899
Net loss	—	—	—	(3,506,704)	(3,506,704)
Balance as of March 31, 2024	31,633,995	$31,633	$65,211,241	$(55,015,368)	$10,227,507

	Series A		Series B		Series C						Total
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Additional	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance as of December 31, 2022	4,897,553	$4,898	3,195,599	$3,196	438,367	$438	9,673,870	$9,674	$41,894,417	$(37,763,447)	$4,149,176
Issuances of Class C Preferred Stock, net of issuance costs	—	—	—	—	21,088	21	—	—	147,021	—	147,042
Stock-based compensation	—	—	—	—	—	—	—	—	368,140	—	368,140
Net loss	—	—	—	—	—	—	—	—	—	(3,857,722)	(3,857,722)
Balance as of March 31, 2023	4,897,553	$4,898	3,195,599	$3,196	459,455	$459	9,673,870	$9,674	$42,409,578	$(41,621,169)	$804,636

The accompanying notes are an integral part of these financial statements.

MONOGRAM ORTHOPAEDICS INC.

CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended
	March 31,
	2024	2023
Operating activities:
Net loss	$(3,506,704)	$(3,857,722)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	294,899	368,140
Other expenses settled with stock issuances	37,500	—
Loss from change in fair value of common stock make-whole obligation	45,252	—
Depreciation and amortization	105,898	102,503
Change in fair value of warrant liability	—	(2,523)
Changes in non-cash working capital balances:
Account receivable	364,999	—
Other current assets	(111,445)	231,518
Accounts payable	(1,140,955)	516,762
Accrued liabilities	258,303	(243,501)
Operating lease assets and liabilities, net	1,485	2,446
Cash used in operating activities	(3,650,768)	(2,882,377)
Investing activities:
Purchases of equipment	(11,389)	(14,792)
Cash used in investing activities	(11,389)	(14,792)
Financing activities:
Proceeds from issuances of Common Stock, net of cash costs	150,702	—
Proceeds from issuances of Series C Preferred Stock, net	—	147,042
Cash provided by financing activities	150,702	147,042
Decrease in cash and cash equivalents during the period	(3,511,455)	(2,750,127)
Cash and cash equivalents, beginning of the period	13,589,028	10,468,645
Cash and cash equivalents, end of the period	$10,077,573	$7,718,518

Cash paid for interest	$—	$—
Cash paid for income taxes	$—	$—
Noncash investing and financing activities:
Amortization of deferred issuance costs of Common Stock Purchase Agreement	$145,956	$—
Cashless exercise of warrant	$246	$—

The accompanying notes are an integral part of these financial statements.

MONOGRAM ORTHOPAEDICS INC.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

1.	Description of Business and Summary of Accounting Principles

Monogram Orthopaedics Inc. (“Monogram” or the “Company”), incorporated in the state of Delaware on April 21, 2016, is working to develop a product solution architecture to eventually enable mass personalized optimization of orthopedic implants by linking 3D printing and robotics via automated digital image analysis algorithms.

The Company has a working navigated robot prototype that can optically track a simulated surgical target and execute optimized auto-generated cut paths for high precision insertion of implants in synthetic bone specimens. These implants and cut-paths are generated with proprietary Monogram software algorithms.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and are consistent in all material respects with those applied in our Annual Report on Form 10-K for the year ended December 31, 2023. Certain amounts from previous reporting periods have been reclassified to conform with the current period presentation.

As permitted by SEC requirements for interim reporting, certain footnotes or other financial information have been condensed or omitted. In the opinion of management, all normal and recurring adjustments considered necessary for the fair presentation of the financial statements have been included. Revenues, expenses, assets, and liabilities can vary during each quarter of the year, therefore, the results and trends in these interim financial statements may not be representative of those for the full year.

The information included in this Form 10-Q should be read in conjunction with the financial statements and accompanying notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023.

Going Concern

The accompanying unaudited financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, incurred a  net loss during the three months ended March 31, 2024 of $3,506,704 and has an accumulated deficit of $55,015,368 as of March 31, 2024.

The Company’s ability to continue as a going concern in the next twelve months following the date the unaudited financial statements were available to be issued is dependent upon its ability to produce revenues, raise capital, and/or obtain other financing sufficient to meet current and future obligations. Management has evaluated these conditions and believes its current cash balances, plus the additional capital available under the Common Stock Purchase Agreement described in Note 3, will be sufficient for the Company to satisfy its near-term capital needs and to continue as a going concern for a reasonable period.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company’s most significant estimates relate to the fair value of the warrant liability, valuations of stock-based compensation, and the income tax valuation allowance. On a continual basis, management reviews its estimates, utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

Earnings (Loss) Per Share

Earnings (loss) per share is computed by dividing net income or loss by the weighted-average number of common stock shares outstanding. To the extent that stock options, warrants, and convertible preferred stock are anti-dilutive, they are excluded from the calculation of diluted earnings (loss) per share. For the three months ended March 31, 2024 and 2023, the Company excluded the following shares from the calculation of diluted loss per share because such amounts were antidilutive:

	Three months ended
	March 31,
	2024	2023
Shares issuable upon conversion of Series A Preferred Stock	—	9,795,106
Shares issuable upon conversion of Series B Preferred Stock	—	6,391,334
Shares issuable upon conversion of Series C Preferred Stock	—	918,910
Shares issuable upon exercise of warrants	—	2,364,697
Shares issuable upon exercise of stock options	4,885,389	4,862,166
Total	4,885,389	24,332,213

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

2.	Other Current Assets

Other current assets consist of the following as of March 31, 2024 and December 31, 2023:

	March 31,	December 31,
	2024	2023
Deferred issuance costs of Common Stock Purchase Agreement	$—	$145,956
Advance paid to vendor for supply development contract	163,380	163,380
Other	466,371	354,926
Prepaid expenses and other current assets	$629,751	$664,262

3.	Preferred and Common Stock

Common Stock Purchase Agreement

On July 19, 2023, the Company entered into a Common Stock Purchase Agreement (the “Common Stock Purchase Agreement”) and a Registration Rights Agreement with B. Riley Principal Capital, II  LLC (the “BRPC II”), pursuant to which the registrant has the right to sell to BRPC II up to $20.0 million in shares of Common Stock (the “Committed Equity Shares”), subject to certain limitations and the satisfaction of specified conditions in the Common Stock Purchase Agreement, from time to time over the 24-month period commencing upon the initial satisfaction of the conditions to the BRPC II’s purchase obligations set forth in the Common Stock Purchase Agreement. Sales of Common Stock pursuant to the Common Stock Purchase Agreement, and the timing of any sales, are solely at the Company’s option, and it is under no obligation to sell any securities to BRPC II. As of March 31, 2024, the Company had raised gross proceeds of $889,042 from the sale of 256,346 shares under the Common Stock Purchase Agreement.

As consideration for BRPC II’s commitment to purchase shares of Common Stock at the Company’s direction upon the terms and subject to the conditions set forth in the Purchase Agreement, upon execution of the Purchase Agreement, the Company issued 45,252 shares of Common Stock to BRPC II (the “Commitment Shares”). Under the terms of the Common Stock Purchase Agreement, if the aggregate proceeds received by BPRC II from its resale of the Commitment Shares is less than $200,000 then, upon notice by BRPC II, the Company must pay the difference between $200,000 and the aggregate proceeds received by BPRC II from its resale of the Commitment Shares. At March 31, 2024, the market value of the Commitment Shares was $110,415. Therefore, the Company’s make-whole obligation was $89,585 and this amount was recorded as a component of accrued expenses in the accompanying balance sheet. During the three months ended March 31, 2024, the $45,252 increase in the fair value of the Company’s make-whole obligation was recorded as a component of interest income and other, net, in the accompanying statement of operations.

Preferred Stock

On May 17, 2023, the Company filed a Form 8-A in connection with the listing of its Common Stock on Nasdaq, which was declared effective on the same date. At that time, each outstanding share of Series A, Series B, and Series C Preferred Stock was converted into two shares of Common Stock of the Company. At March 31, 2024, the Company had no shares of preferred stock outstanding.

Anti-Dilution Right of CEO

Benjamin Sexson, the Company’s Chief Executive Officer (“CEO”), is entitled to pre-emptive rights that permit him to preserve his vested equity position in the Company in the event of any additional issuances of Common Stock (or securities convertible into Common Stock), at a per-share price equal to the then current fair value, as reasonably determined by the Board.

4.	Stock Warrant

In February 2019, the Company entered into a warrant agreement that provided the holder with the right to acquire $1,000,000 worth of shares of the Company’s capital stock upon the occurrence of the Company raising $5,000,000 in an equity financing. At December 31, 2023, this warrant was exercisable into 547,944 shares of Common Stock at a price of $1.83 per share. In two transactions during January and February 2024, this warrant was exercised by the holder in a cashless exercise under which the Company issued the holder a total of 246,458 shares of Common Stock and retained the remaining shares as settlement of the $1.83 per share exercise price of the warrant.

5.	Stock Options

The Company has adopted a stock option plan covering the issuance of up to 5,200,000 shares of Common Stock to qualified individuals. Options granted under this plan vest over four years and expire ten years from the date of the grant. The following table summarizes stock option activity for the three months ended March 31, 2024:

	Option	Weighted-Average	Weighted-Average
	Number of	Exercise	Remaining
	Shares	Price Per Share	Contractual Term
Options outstanding as of January 1, 2024	4,904,266	$1.93	7.50
Granted	20,500	3.84	—
Exercised	—	—	—
Canceled	(39,377)	2.65	—
Options outstanding as of March 31, 2024	4,885,389	$1.93	7.20
Options exercisable as of March 31, 2024	2,901,918	$1.75	6.50

Stock-based compensation expense resulting from granted stock options was $294,899 and $368,140 for the three months ended March 31, 2024 and 2023, respectively.

Unrecognized stock-based compensation expense related to stock options of $5,466,998 at March 31, 2024 will be recognized in future periods as the related stock options continue to vest over a weighted-average period of 3 years.

6.	Commitments and Contingencies

Under the Company’s Exclusive License Agreement with the Icahn School of Medicine at Mount Sinai (“Mt. Sinai”), the Company has an obligation to make certain payments to Mt. Sinai as a result of reaching certain milestones in the development and sales of the product, and for significant events related to the Company. The Company is currently in discussions with Mt. Sinai as to whether the Company becoming publicly traded on Nasdaq without undertaking a traditional initial public offering constitutes a "Significant Transaction" under the licensing agreement. Under the licensing agreement, if at the time of completion of a "Significant Transaction" the Company has a valuation greater than $150,000,000, Mount Sinai will receive 1% of the fair market value of Company at the time of completion of the Significant Transaction. It is the Company's position that no Significant Transaction has occurred - but there is no guarantee the Company and Mount Sinai will come to a consensus on this point. If we cannot come to an agreement with Mount Sinai on this point, we may be forced into litigation - and even if we pursue litigation, it is possible that a court would not rule in our favor. If the Company is required to pay this amount, it could have a material adverse effect on the Company's operations.

7.	Subsequent Events

The Company evaluated subsequent events through May 13, 2024, the date these unaudited financial statements were issued, for events that should be recorded or disclosed in the financial statements as of March 31, 2024. The Company concluded that no other events have occurred that would require recognition or disclosure in the unaudited financial statements.

Item 2. Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed financial statements and the accompanying notes thereto included elsewhere in this Quarterly Report on Form 10-Q and with our audited consolidated financial statements and the accompanying notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2023, as previously filed with the Commission. This discussion contains forward-looking statements based upon current plans, expectations, and beliefs, involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

Monogram Orthopaedics Inc. (the “Company”) was incorporated under the laws of the State of Delaware on April 21, 2016, as “Monogram Arthroplasty Inc.” On March 27, 2017, the Company changed its name to “Monogram Orthopaedics Inc.” Monogram Orthopaedics is working to develop a product solution architecture with the long-term goal to enable patient-optimized orthopaedic implants economically at scale by linking 3D printing and robotics with advanced pre-operative imaging. The Company has a robot prototype that can autonomously execute optimized paths for high precision insertion of implants in simulated cadaveric surgeries. Monogram intends to produce and market robotic surgical equipment and related software, orthopaedic implants, tissue ablation tools, navigation consumables, and other miscellaneous instrumentation necessary for reconstructive joint replacement procedures. The Company has obtained 510(k) clearances for certain implants but has not yet made 510(k) premarket notification submissions or obtained 510(k) premarket clearances for any of robotic products. FDA 510(k) premarket clearance is required to market our robotic products, and the Company cannot estimate the timing, or assure our ability, to obtain such clearances.

Recent Developments

FDA Update

On April 19, 2024, Monogram received written feedback from the FDA regarding the Company's Q1 2023 pre-submission request. Subsequently, Monogram conducted a teleconference meeting with the FDA on April 24, 2024 to discuss the written feedback further and obtain feedback on the Monogram mBôs™ TKA System verification test plan, including a proposed clinical trial protocol on an outside the U.S. (OUS) target population. Management believes the feedback was comprehensive and will be advantageous for preparing a successful 510(k) submission to obtain clearance.

The Company shared with the FDA various test protocols essential for establishing the safety and effectiveness of the Monogram mBôs™ TKA System. The Company also shared a synopsis of its proposed OUS clinical investigation plan with the FDA.

Based on the feedback, management assesses that: 1) the proposed testing plan generally appears acceptable to address the technical differences identified with the proposed predicate device; and 2) a clinical testing plan that includes approximately 100 knee surgeries conducted on an OUS population at three sites with three months of follow-up should generally be sufficient for evaluating the safety and effectiveness of the Monogram mBôs™ TKA System.

The FDA indicated they support a least burdensome approach to acquiring clinical data.  Management anticipates running an OUS clinical trial could save the Company significant cost and time. Currently, management estimates the cost to run an OUS clinical trial as proposed to be approximately $1.5M. Notably, on March 21, 2024, the Company announced that it had modified the Monogram mBôs™ TKA System to reduce the likelihood of an FDA clinical data request with its submission. The OUS clinical trial protocol is expected to take six weeks to three months.

Given the favorable FDA feedback for using OUS clinical data, Monogram management anticipates establishing an ongoing OUS clinical strategy to support its innovation strategy.  The Company believes its verification and validation testing will be largely complete in Q2 of 2024 and anticipates a 510(k) submission to follow in H2 2024. The Company's plan to aggressively accelerate 510(k) submission for its mBôs surgical system with design modifications (Semi-Active) that management believes reduce the risk of a clinical trial is on track. The protocol testing process, which requires cadaveric procedure testing performed by 15 separate, independent, orthopedic surgeons, is a major part of the Verification and Validation process required for the 510(k) submission. To date, the Company has successfully completed 6 of 15 surgeries.

General Market Update

The Company continues to see a significant and growing market opportunity for an active cutting robotic system that does not utilize haptic controls. Haptic controls may describe haptic control schemes such as admittance control, impedance control, or hybrid control, i.e., configurations where the device is not intended to move autonomously on its own. The Company believes the patent landscape for haptic control and the widespread adoption of products like Mako could be favorable for next-generation active cutting robots like Monogram’s mBôs™ TKA System, which is being designed to efficiently resect bone without utilizing haptic controls. Monogram has filed several patents around its active control scheme. Monogram is not aware of any widely accepted products where the robot efficiently resects bone with a saw on the market today other than Mako.

Amendment to Company’s Certificate of Incorporation

On March 14, 2024, the Company received confirmation from the Delaware Secretary of State that its Sixth Amended and Restated Certificate of Incorporation had been accepted and was deemed filed and effective as of same date.

The Sixth Amended and Restated Certificate of Incorporation was previously described in the Company’s DEF 14A filed with the SEC on October 6, 2023, and has the effect of (i) eliminating all Series A, Series B, and Series C classes of Preferred Stock of the Company, leaving only a single authorized class of Preferred Stock, with 60,000,000 shares of Preferred Stock authorized; and (ii) establishing a classified board of directors with three classes and staggered terms.

Investor Relations Services

On May 13, 2023, Monogram entered into an investor relations consulting agreement with MZHCI, LLC, a company that provides investor relations and corporate communications services.

Results of Operations for the three months ended March 31, 2024 and 2023

Revenues

The Company is currently focused on commercialization of its robotic products, including seeking 510(k) clearances from the FDA for those products. While the Company made an initial sale of a single unit of robotic surgical equipment to global robotics distributor in November 2023 as part of an effort to explore the possibility of conducting clinical trials in OUS markets, the Company did not make any sales during the three months ended March 31, 2024 or 2023. The Company does not anticipate additional sales before initiating a clinical study and obtaining the appropriate regulatory approvals.

Operating Expenses

The following table sets forth our operating expenses for the three months ended March 31, 2024 and 2023:

	Three months ended
	March 31,
	2024	2023
Research and development	$2,406,754	$1,939,551
Marketing and advertising	119,694	1,132,625
General and administrative	1,083,711	822,889
Total operating expenses	$3,610,159	$3,895,065

Research and development expenses increased 24.1% during the three months ended March 31, 2024 compared to the three months ended March 31, 2023, primarily as a result of the Company moving into the verification and validation phase of its robot prototype, which the Company plans to be finalized in the first half of 2024. The Company also introduced a novel registration and tracking system prototype named mVision in February, 2024. The Company incurred additional costs related to its research and development efforts to refine this product offering during the three months ended March 31, 2024 that it did not incur during the three months ended March 31, 2023.  R&D expenses in both periods were primarily comprised of payroll and related costs, contractor and prototype material expenses for the development of its novel robotic system and associated implants.

Marketing and advertising expenses decreased significantly (89.4%) during the three months ended March 31, 2024 compared to the three months ended March 31, 2023. Marketing and advertising expenses incurred during the three months ended March 31, 2023 were primarily related Company’s marketing campaign for its Regulation A – Tier 2 offering of its Common Stock (the “Reg A Common Stock Offering”) that began during the three months ended March 31, 2023 and successfully culminated with a round closing in May of 2023. The Company made minimal marketing or advertising expenditures of $119,694 related to the Company’s capital raising efforts during the three months ended March 31, 2024.

General and administrative expenses increased 31.7% during the three months ended March 31, 2024 compared to the three months ended March 31, 2023 primarily due to increases in consulting fees, insurance and regulatory compliance and consulting and professional fees.

●	Insurance and regulatory compliance expenses were higher during the three months ended March 31, 2024 compared to the three months ended March 31, 2023 due to additional insurance and regulatory compliance activities required to list as a publicly traded company on NASDAQ, which occurred mid-2023 (and therefore led to an increase in expenses incurred during the three months ended March 31, 2024 compared to those incurred during the three months ended March 31, 2023 before the Company had its shares of Common Stock listed on NASDAQ).
●	Consulting and professional services expenses were higher during the three months ended March 31, 2024 compared to the three months ended March 31, 2023 as a result of the Company’s use of such services related to its offering of Common Stock pursuant to its registration statement on Form S-1 that was declared effective on September 7, 2023 (which is still ongoing as of the date of this Quarterly Report on Form 10-Q), increased legal and accounting expenses due to our increased regulatory reporting requirements as an Exchange Act reporting company (which we had not yet become as of March 31, 2023), and continued protection for the Company’s intellectual property.

As a result of the foregoing, with the significant reduction in marketing and advertising expenses being the primary driver, the Company’s total operating expenses were 7.3% lower during the three months ended March 31, 2024 compared to the three months ended March 31, 2023.

Other Income (Expense)

The following table sets forth our other income (expense) for the three months ended March 31, 2024 and 2023:

	Three months ended
	March 31,
	2024	2023
Change in fair value of warrant liability	$—	$2,523
Interest income and other, net	103,455	34,820
Total other income	$103,455	$37,343

The increase in interest income during the three months ended March 31, 2024 compared to the three months ended March 31, 2023 is primarily the result of proceeds from the Reg A Common Stock Offering which were invested in a JP Morgan US Government Money Market Fund beginning in Q2 2023.

Net Loss

As a result of the foregoing, the Company had a net loss of $3,506,704 for the three months ended March 31, 2024 – a 9.1% improvement in net loss compared to $3,857,722 in net loss for the three months ended March 31, 2023.

Liquidity and Capital Resources

As of March 31, 2024 the Company had approximately $10.1 million in cash on hand, largely resulting from proceeds received from the Company’s Reg A Common Stock Offering that ended in May 2023. The Company has recorded losses since inception and, as of March 31, 2024, had working capital of approximately $8.7 million and total stockholders’ equity of $10,227,507. Since inception, the Company has been primarily capitalized through securities offerings. The Company plans to continue to try to raise additional capital through available financing options to the Company, including, but not limited to, registered or exempt equity and/or debt offerings, as well as straight or convertible debt financings, although there can be no assurance that we will be successful in these fundraising efforts. Absent additional capital, the Company may be forced to reduce expenses significantly and could become insolvent.

To provide additional flexibility to the Company ahead of generating sufficient revenues to support operations, the Company entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) and a Registration Rights Agreement with B. Riley Principal Capital, II  LLC (the “BRPC II”) on July 19, 2023. Under the Purchase Agreement and Registration Rights Agreement, the Company has the right to sell to BRPC II up to $20.0 million in shares of Common Stock (the “Committed Equity Shares”), subject to certain limitations and the satisfaction of specified conditions in the Purchase Agreement, from time to time over the 24-month period commencing upon the initial satisfaction of the conditions to the BRPC II’s purchase obligations set forth in the Purchase Agreement, including that the registration statement declared effective by the SEC on September 7, 2023. Sales of Common Stock pursuant to the Purchase Agreement, and the timing of any sales, are solely at the Company’s option, and it is under no obligation to sell any securities to BRPC II under the Purchase Agreement. As of the March 31,2024 we have sold 256,346 shares of Common Stock to BRPC II for gross proceeds of $889,042  pursuant to this purchase obligation – and therefore have approximately $19.1 million worth of our Common Stock that we may sell to BRPC II.

The Company’s unaudited condensed financial statements included in this Quarterly Report on Form 10-Q have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, incurred a net loss during the three months ended March 31, 2024 of $3,506,704 and has an accumulated deficit of $55,015,368 as of March 31, 2024.

The Company’s ability to continue as a going concern in the next twelve months following the date the unaudited condensed financial statements were available to be issued is dependent upon its ability to produce revenues, raise capital, and/or obtain other financing sufficient to meet current and future obligations. Management has evaluated these conditions and believes its current cash balances, plus the additional capital available under the Purchase Agreement, will be sufficient for the Company to satisfy its near-term capital needs and to continue as a going concern for a reasonable period.

Issuances of Equity

In two transactions during January and February 2024, ZB Capital Partners LLC, holder of a warrant exercisable for 547,944 shares of Common Stock, executed a cashless exercise of its warrant under which the Company issued the holder a total of 246,458 shares of Common Stock and retained the remaining shares as settlement of the $1.83 per share exercise price of the warrant.

During the three months ended March 31, 2024, the Company sold 49,146 shares of its Common Stock to BRPC II for total proceeds of $162,548.

Pro-Dex Coverage Warrants

On October 2, 2023, as consideration for Pro-Dex, Inc., a Colorado corporation (“Pro-Dex”) agreeing to exercise certain warrants exercisable for shares of the Company’s Common Stock held by Pro-Dex in full, Monogram agreed to the following:

If, (a) between October 2, 2023 and March 31, 2024; or (b) during the six month period between (i) April 1 and September 30 or (ii) October 1 and March 31 of each year thereafter, Monogram engages in or otherwise consummates an issuance of securities that results in Monogram receiving, or having the right to receive, gross proceeds of $5,000,000 or more during such period, then Monogram will issue Pro-Dex a warrant to be exercised in cash to purchase 5% (calculated after giving effect to such issuance to Pro-Dex) of the types, series and classes of securities issued during such period at a price equal to the total gross proceeds received over the such period divided by the number of securities issued during that same period on terms at least as favorable to Pro-Dex as the most favorable terms pursuant to which any such securities are acquired by any investor during such period (each, a “Coverage Warrant”). Each Coverage Warrant will be issued to Pro-Dex within ten (10) business day after the last day of the applicable period, will have a term of six (6) months from the date of issuance and, unless otherwise agreed to in writing by Pro-Dex in its sole and absolute discretion, will have other provisions consistent with the provisions of the Pro-Dex Warrants. Pro-Dex’s rights in this regard will expire on December 31, 2025 and will apply to all warrant coverage issuances conducted from time to time, and at any time, by Monogram prior to that date.

During the three months ended March 31, 2024, the Company did not issue Pro-Dex any such Coverage Warrants.

Indebtedness

As of March 31, 2024, the Company had $2,314,194 in total liabilities, primarily comprised of vendor accounts payable of $1,321,313, accrued liabilities of $531,239, and lease liabilities of $461,642.

Commitments and Contingencies

Under the Company’s Exclusive License Agreement with the Icahn School of Medicine at Mount Sinai (“Mount Sinai”), the Company has an obligation to make certain payments to Mount Sinai as a result of reaching certain milestones in the development and sales of the product, and for significant events related to the Company. The Company is currently in discussions with Mount Sinai in regard to the payment obligation associated with a “Significant Transaction” following the Company becoming publicly traded on Nasdaq without undertaking a traditional initial public offering contemplated by that term. Under the licensing agreement, if at the time of completion of a “Significant Transaction” the Company has a valuation greater than $150,000,000, Mount Sinai will receive 1% of the fair market value of Company at the time of completion of the Significant Transaction. It is the Company’s position that no Significant Transaction has occurred - but there is no guarantee the Company and Mount Sinai will come to a consensus on this point. If we cannot come to an agreement with Mount Sinai on this point, we may be forced into litigation - and even if we pursue litigation, it is possible that a court would not rule in our favor. If the Company is required to pay this amount, it could have a material adverse effect on the Company’s operations.

Cash Flows

	For the three months ended
	March 31,
	2024	2023
Cash used in operating activities	$(3,650,768)	$(2,882,377)
Cash used in investing activities	$(11,389)	$(14,792)
Cash provided by financing activities	$150,702	$147,042

Cash Used In Operating Activities

For the three months ended March 31, 2024, of the approximately $3.5 million net loss, there were various cash and non-cash adjustments that were added or subtracted from the net loss to arrive at $3,650,768 in cash used in operating activities, such as $294,899 for non-cash stock-based compensation, $105,898 for non-cash depreciation and amortization, $364,999 for accounts receivable, $(1,140,955) in accounts payable, and $258,303 in accrued liabilities. The increase in cash used in operating activities during the three months ended March 31, 2024, compared to the same period in 2023, was primarily driven by our payment of R&D invoices related to activities in 2023 that were paid during the three months ended March 31, 2024 (which reduced accounts payable as of March 31, 2024), partially offset by receivables related to Q4 2023 revenues that were collected during the three months ended March 31, 2024 (which reduced accounts receivable as of March 31, 2024).

Cash Used in Investing Activities

For the three months ended March 31, 2024 and 2023, cash used in investing activities were comprised entirely of equipment purchases and remained relatively stable between the two periods.

Cash provided by Financing Activities

Cash provided by financing activities during the three months ended March 31, 2024 was provided entirely by sales of Common Stock to B. Riley Principal Capital II, LLC pursuant to the Purchase Agreement. Cash provided by financing activities during the three months ended March 31, 2023 was provided by the Reg A Common Stock Offering that concluded in May 2023.

Impact of inflation

While inflation may impact our capital and operating expenditures, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future, including by heightened levels of inflation experienced globally as a consequence of the COVID-19 pandemic and recent geopolitical conflict.

Funding Requirements

We believe our existing cash and cash equivalents, including potential cash available to us under the Purchase Agreement, will be sufficient to meet anticipated cash requirements for at least 12 months from the date of this Quarterly Report on Form 10-Q. However, our forecast of the period of time through which our financial resources will be adequate to support operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could expend capital resources sooner than we expect.

Future capital requirements will depend on many factors, including:

●	Establishing and maintaining supply relationships with third parties that can provide adequate, in both amount and quality, products and services to support our development;
●	Technological or manufacturing difficulties, design issues or other unforeseen matters;
●	Addressing any competing technological and market developments;
●	Seeking and obtaining regulatory approvals; and
●	Attracting, hiring, and retaining qualified personnel.

Until such time, if ever, as we can generate substantial revenues to support our cost structure, we expect to finance cash needs through a combination of equity offerings, debt financings, commercial and other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of stockholders will be, or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through commercial agreements, or other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies and/or future revenue streams, or grant licenses on terms that may not be favorable to us and/or may reduce the value of our Common Stock. Also, our ability to raise necessary financing could be impacted by the COVID-19 pandemic, recent geopolitical events, and inflationary economic conditions and their effects on the market conditions. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our commercialization efforts or grant rights to develop and market other products even if we would otherwise prefer to develop and market these products ourselves or potentially discontinue operations.

Summary of Accounting Principles

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and are consistent in all material respects with those applied in our December 31, 2023 Form 10-K.

As permitted by SEC requirements for interim reporting, certain footnotes or other financial information have been condensed or omitted. In the opinion of management, all normal and recurring adjustments considered necessary for the fair presentation of the financial statements have been included. Revenues, expenses, assets, and liabilities can vary during each quarter of the year, therefore, the results and trends in these interim financial statements may not be representative of those for the full year.

The information included in this Form 10-Q should be read in conjunction with the financial statements and accompanying notes included in the Company’s Annual Report on Form 10-K  for the year ended December 31, 2023.

Going Concern

The accompanying unaudited financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, incurred a net loss during the three months ended March 31, 2024 of $3,506,704 and has an accumulated deficit of $55,015,368 as of March 31, 2024.

The Company’s ability to continue as a going concern in the next twelve months following the date the unaudited financial statements were available to be issued is dependent upon its ability to produce revenues, raise capital, and/or obtain other financing sufficient to meet current and future obligations. Management has evaluated these conditions and believes its current cash balances, plus the additional capital available under the Common Stock Purchase Agreement described in Note 3, will be sufficient for the Company to satisfy its near-term capital needs and to continue as a going concern for a reasonable period.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company’s most significant estimates relate to the fair value of the warrant liability, valuations of stock-based compensation, and the income tax valuation allowance. On a continual basis, management reviews its estimates, utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

Emerging Growth Company

As a Nasdaq listed public reporting company, we are required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;
●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We may remain an “emerging growth company” for up to five years, beginning January 26, 2022, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of June 30th, before that time, we would cease to be an “emerging growth company” as of the following December 31st.

In summary, we are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies” and therefore, our shareholders could receive less information than they might expect to receive from more mature public companies.

Item 3. Quantitative And Qualitative Disclosures About Market Risk

We are a smaller reporting company, as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and are not required to provide the information required under this item.

Item 4. Controls And Procedures

As required by Rule 13a-15 under the Exchange Act, our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2024. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Based upon their evaluation of these disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2024.

Change in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended March 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, the Company may be involved in a variety of legal matters that arise in the normal course of business. The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Item 1A. Risk Factors.

As a smaller reporting company, the Company is not required to provide the information required by this item.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

1.	On March 1, 2023, the Company commenced an offering of Tier 2 of Regulation A under the Securities Act (the “Reg A Common Stock Offering). This offering closed on May 16, 2023, and a total of 2,374,641 shares of Common Stock were sold in this offering for gross proceeds of $17,216,147. The Company engaged Digital Offering, LLC (“Digital Offering”) to act as lead selling agent for this offering to offer prospective investors in this offering shares of the Company’s Common stock on a “best efforts” basis.
2.	In two transactions during January and February 2024, ZB Capital Partners LLC, holder of a warrant exercisable for 547,944 shares of Common Stock, executed a cashless exercise of its warrant under which the Company issued the holder a total of 246,458 shares of Common Stock and retained the remaining shares as settlement of the $1.83 per share exercise price of the warrant.

Except as set forth above, no underwriters were involved in the foregoing sales, conversions, and/or exchanges of securities.

All purchasers of the securities described above issued in reliance upon the exemption from the registration requirements of the Securities Act the as set forth under Regulation A and/or in Section 4(a)(2) of the Securities Act (and Regulation D promulgated thereunder) as transactions by an issuer not involving any public offering represented to the registrant in connection with their respective purchases and/or exchanges that they were accredited investors and were acquiring the shares for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers and/or recipients received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

Item 1.01 Entry into a Material Definitive Agreement

Engagement Agreement with Contract Research Organization to Oversee mBôs Robot Clinical Trial Activities Outside the U.S.

On May 8, 2024, the Company entered into an agreement with a Contract Research Organization based in India (the “CRO”), for the purpose of overseeing the Company’s clinical trial activities for its mBôs Total Knee Arthroplasty (TKA) System and to represent its submission to the local regulators outside the United States.

The agreement will be valid for a period of five (5) years thereafter unless earlier terminated. The Company may terminate the agreement at any time, and for any reason, upon thirty (30) days’ notice to the CRO, and the either party may terminate the agreement upon material breach by the other party or if a force majeure event affecting either party’s ability to perform lasts for more than ninety (90) days, among other events.

The agreement states that any work product created under the agreement by the CRO will be considered a “work for hire”, and the Company will retain all right, title, and interest to any work product created under the agreement – and that any technology, tools, or processes developed by the Company related to the work to be performed under the agreement will remain the property of the Company. The results of any studies and clinical trials performed by the CRO under this agreement will be the sole property of the Company.

Per the terms of the agreement, the Company will indemnify the CRO against or arising from any third-party claims, actions, proceedings, or litigation relating to or arising from the Company’s negligent acts or omissions under this agreement, as well as any losses arising from or in connection with any study, test, device, product or potential product to which this agreement relates, including losses due to death or injury from the Company’s devices that the CRO is testing, except to the extent that such losses arise from: (ix) any gross negligent act or omission, or willful misconduct by the CRO or any breach of the agreement by the CRO. the CRO has agreed to indemnify the Company against all losses, damages, and other expenses arising from its gross negligence in its performance under the agreement, its breach of the agreement, or any failure to comply with applicable laws related to the work contemplated under the agreement.

The foregoing description of this agreement does not purport to be complete and is qualified by reference to the complete text of this agreement filed as exhibit 10.23 to this Quarterly Report on Form 10-Q.

Item 6. Exhibits

Exhibit No.	Description
3.1	Sixth Amended and Restated Certificate of Incorporation of the Company (incorporated by reference Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 15, 2024)
3.2

Amended and Restated Bylaws, effective as of March 12, 2024 (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the SEC on March 15, 2024)

4.1	Warrant Agreement dated December 20, 2018 between Monogram Orthopaedics Inc. and Pro-Dex, Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Form S-1 filed with the SEC on July 27, 2023)
4.2

Warrant to Purchase Capital Stock dated February 7, 2019 between Monogram Orthopaedics, Inc. and ZB Capital Partners, LLC as Holder (incorporated by reference to Exhibit 4.2 to the Company’s Form S-1 filed with the SEC on July 27, 2023)

4.3	Form of Warrant to be issued to StartEngine Primary, LLC (incorporated by reference to Exhibit 4.3 to the Company’s Form S-1 filed with the SEC on July 27, 2023)
4.4	Description of Securities (incorporated by reference to exhibit 4.4 to the Company's Annual Report on Form 10 - K for the fiscal year ended December 31, 2023 filed with the SEC on March 14, 2024)
10.1	Consulting agreement dated April 5, 2021 between Monogram Orthopaedics, Inc. and Doug Unis (incorporated by reference to Exhibit 10.1 to the Company’s Form S-1 filed with the SEC on July 27, 2023)
10.2

Amended Employment Agreement dated April 29, 2018 between Monogram Orthopaedics, Inc. and Benjamin Sexson (incorporated by reference to Exhibit 10.2 to the Company’s Form S-1 filed with the SEC on July 27, 2023)

10.3

April 30, 2019 Amendment to Employment Agreement dated April 29, 2018 between Monogram Orthopaedics, Inc. and Benjamin Sexson (incorporated by reference to Exhibit 10.3 to the Company’s Form S-1 filed with the SEC on July 27, 2023).

10.4

May 31, 2020 Amendment to Employment Agreement dated April 29, 2018 between Monogram Orthopaedics, Inc. and Benjamin Sexson (incorporated by reference to Exhibit 10.4 to the Company’s Form S-1 filed with the SEC on July 27, 2023)

10.5

Exclusive Licensing Agreement dated October 3, 2017 between Monogram Orthopaedics, Inc. as Licensee and Icahn School of Medicine at Mount Sinai as Licensor (incorporated by reference to Exhibit 10.5 to the Company’s Form S-1 filed with the SEC on July 27, 2023)

10.6

Option Agreement dated March 18, 2019 between Monogram Orthopaedics, Inc. and Icahn School of Medicine at Mount Sinai (incorporated by reference to Exhibit 10.6 to the Company’s Form S-1 filed with the SEC on July 27, 2023)

10.7

Amendment No. 2 to the Exclusive Licensing Agreement dated June 28, 2019 between Monogram Orthopaedics, Inc. as Licensee and Icahn School of Medicine at Mount Sinai (incorporated by reference to Exhibit 10.7 to the Company’s Form S-1 filed with the SEC on July 27, 2023)

10.8

Amendment No. 3 to the Exclusive Licensing Agreement dated September 17, 2020 between Monogram Orthopaedics, Inc. as Licensee and Icahn School of Medicine at Mount Sinai (incorporated by reference to Exhibit 10.8 to the Company’s Form S-1 filed with the SEC on July 27, 2023)

10.9

Amendment No. 4 to the Exclusive Licensing Agreement dated May 17, 2023 between Monogram Orthopaedics, Inc. as Licensee and Icahn School of Medicine at Mount Sinai (incorporated by reference to Exhibit 10.9 to the Company’s Form S-1 filed with the SEC on July 27, 2023)

10.10

Stock Issuance Agreement between Monogram Orthopaedics, Inc. and Icahn School of Medicine at Mount Sinai (incorporated by reference to Exhibit 10.10 to the Company’s Form S-1 filed with the SEC on July 27, 2023)

10.11

Development and Supply Agreement dated December 20, 2018 between Monogram Orthopaedics Inc. and Pro-Dex, Inc. (incorporated by reference to Exhibit 10.11 to the Company’s Form S-1 filed with the SEC on July 27, 2023)

10.12	Amended and Restated 2019 Stock Option and Grant Plan (incorporated by reference to Exhibit 10.12 to the Company’s Form S-1 filed with the SEC on July 27, 2023)
10.13	Noel Knape Offer Letter (incorporated by reference to Exhibit 10.13 to the Company’s Form S-1 filed with the SEC on July 27, 2023)
10.14	Form of Indemnification Agreement with Executive Officers and Directors of the Company (incorporated by reference to Exhibit 10.14 to the Company’s Form S-1 filed with the SEC on July 27, 2023)

10.15

Common Stock Purchase Agreement, dated July 19, 2023 by and between Monogram Orthopaedics, Inc. and B. Riley Principal Capital II, LLC (incorporated by reference to Exhibit 10.15 to the Company’s Form S-1 filed with the SEC on July 27, 2023)

10.16

Registration Rights Agreement, dated July 19, 2023 by and between Monogram Orthopaedics, Inc. and B. Riley Principal Capital II, LLC (incorporated by reference to Exhibit 10.16 to the Company’s Form S-1 filed with the SEC on July 27, 2023)

10.17 †

Supply Agreement dated October 3, 2023 between Monogram Orthopaedics, Inc. and Pro-Dex, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2023)

10.18

Warrant Exercise Side Letter dated October 2, 2023 between Monogram Orthopaedics, Inc. and Pro-Dex, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2023)

10.19

November 3, 2023 Amendment to Warrant Exercise Side Letter dated October 2, 2023 between Monogram Orthopaedics, Inc. and Pro-Dex, Inc. (incorporated by reference to exhibit 10.19 to the Company’s Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2023 filed with the SEC on November 8, 2023)

10.20

Kamran Shamaei Offer Letter dated February 11, 2021 (incorporated by reference to exhibit 10.20 to the Company's Annual Report on Form 10 - K for the fiscal year ended December 31, 2023 filed with the SEC on March 14, 2024)

10.21

Consulting agreement dated July 28, 2023 between Monogram Orthopaedics Inc. and Colleen Gray (incorporated by reference to Exhibit 10.21 to the Company's Form POS - AM filed with the SEC on April 18, 2024)

10.22

Consulting agreement dated September 19, 2022 between Monogram Orthopaedics Inc. and Paul Riss (incorporated by reference to Exhibit 10.22 to the Company's Form POS - AM filed with the SEC on April 18, 2024)

10.23*†	Clinical Research Services Master Agreement between the Company and the CRO dated May 8, 2024.
31.1*	Certification of the principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase
104	Cover Page Interactive Data File—the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

* Filed herewith.

† Portions of this exhibit have been omitted pursuant to Rule 601(b)(10) of Regulation S-K. The omitted information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MONOGRAM ORTHOPAEDICS, INC.

By	/s/ Benjamin Sexson
Benjamin Sexson, Chief Executive Officer
Monogram Orthopaedics, Inc.

The following persons in the capacities and on the dates indicated have signed this offering statement.

/s/ Benjamin Sexson
Benjamin Sexson, Chief Executive Officer, Director
Date: May 13, 2024

/s/ Noel Knape
Noel Knape, Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer
Date: May 13, 2024

Exhibit 10.23

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS NOT MATERIAL AND WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED. “[OMITTED]” INDICATES THAT INFORMATION HAS BEEN REDACTED. ADDITIONALLY, THE NAME OF THE PARTY HAS BEEN REPLACED WITH “[CRO]” IN CERTAIN INSTANCES.

CLINICAL RESEARCH SERVICES MASTER AGREEMENT

This Master Services Agreement (this "Master Agreement") is effective as of 08 May 2024 (the "Effective Date"), by and between

Monogram Orthopaedics Inc. with office located at 3913 Todd Lane Suite 307, Austin, TX 78744, USA (hereinafter referred to as “Monogram / Sponsor”);

and

[Omitted], through its Clinical Research Services business, an Indian Company, having its office at [Omitted] (hereinafter referred to as “[Omitted] / CRO”).

WHEREAS

[Omitted] is engaged in providing clinical trial-related services in connection with the research and development of pharmaceutical and biopharmaceutical products;

Sponsor is engaged in the business of commercializing orthopaedic products, including but not limited to orthopaedic implants, navigation systems and surgical robotics.

Sponsor has approached [Omitted] to perform the clinical studies on the Test Medical Device (as mentioned in the Work orders) for its products and [Omitted] has the ability and is willing to perform the clinical studies for and on behalf of the Sponsor in accordance with the terms and conditions contained herein.

The parties are collectively called as Parties and solely as Party.

Both parties have mutually agreed and drafted this agreement in presence of each other for being equal business partners, signed based on mutual benefit and understanding for each together:

NOW THEREFORE, in consideration of the premises and the mutual promises and undertakings herein contained, the parties hereto agree as follows:

1.	DEFINITION

A.

“Adverse Events or AE” shall be defined as any untoward medical occurrence, unintended disease or injury, or untoward clinical signs (including an abnormal laboratory finding) in subjects, users or other persons, whether or not related to the Investigational Medical Device.

B.

“Affiliate” means, with respect to a particular Party, a person, corporation, firm or other entity that controls, is controlled by or is under common control with such Party. For the purposes of this definition, “control” means the actual power, either directly or indirectly to direct or cause the direction of the management and policies of such entity, whether by the ownership of more than fifty percent (50%) of the voting stock of such entity, or by contractual arrangement or otherwise.

C.	“Investigational Medical Device” or “Test Medical Device” means medical device being assessed for safety or performance in a clinical investigation.

D.	“Clinical Investigation” means the systematic study of an Investigational Medical Device in or on human participants to assess its safety, performance or effectiveness

E.	"Clinical Trial Site" means any hospital or institute or any other clinical establishment having the required facilities to conduct a clinical trial

F.

“Clinical Investigation Plan/ Protocol” means a document which contains the information about the rationale, aims and objective, design and the proposed analysis, conduct, methodology including performance, management, adverse event, withdrawal and statistical consideration and record keeping pertaining to clinical investigation.

G.

“Services” shall mean the Clinical Trial related services provided to Sponsor by [Omitted] under the terms of this Agreement and shall include services in the area of conducting clinical trials, and any other agreed upon services associated with Sponsor’s Test Medical Device and other services as may be required by Sponsor under the Work Order.

H.

“Work Order (WO)” shall mean the details of the Service to be performed by [Omitted] including timelines, Deliverables, acceptance criteria and any other details as may be required by Sponsor pursuant to this Agreement and that is mutually agreed by the Parties in the format provided in Exhibit A

I.	“Serious Adverse Event or SAE” means an untoward medical occurrence that leads to
a.	a death; or
b.	a serious deterioration in the health of the subject that either-
i.	resulted in a life-threatening illness or injury; or
ii.	resulted in a permanent impairment of a body structure or a body function; or
iii.	required in-patient hospitalisation or prolongation of existing hospitalization; or
iv.	resulted in medical or surgical intervention to prevent life threatening illness or injury or permanent impairment to a body structure or a body function; or
v.	foetal distress, foetal death or a congenital abnormality or birth defect

J.

“Third Party CRO/ Provider” shall mean any person approved by Sponsor and which are qualified by the [Omitted] as their CRO in accordance with its SOP/s (whether in writing or in a Work Order) that performs ancillary services for a Study or the Services pursuant to a contract entered into by either Sponsor or [Omitted], or any agent or representative of either. Third Party CROs/ Providers include, but are not limited to, central laboratories, drug depots, meeting planners, transportation companies, translation CROs, scale providers, equipment providers, electronic data capture (EDC) providers or any other CRO performing services not within those offered by CRO. For purposes of clarification, Third Party CROs/ Providers shall not include [Omitted] Personnel, Investigators or Clinical Trial Sites or Subcontractors.

K.	“Deliverables” shall have the meaning as described in the applicable Work Order.

L.

“Data” shall mean health-related information that is associated with patient care or as part of the clinical trial program or any information related to Monogram products and their performance. Data shall include electronic copies of raw data along with all other documents, including source documents.

M.

“Regulatory Agency” shall mean an independent governmental body established by legislative act in order to set standards in a specific field of activity, or operations, in the private sector of the economy and then to enforce those standards.

N.	“Laws” shall mean a system of rules that regulate the conduct of a community, and is often enforced by a controlling authority through penalties.

O.

“Subjects” shall mean an individual who participates in a clinical trial either as a recipient of the investigational product(s) or as a control. The term “subject” is part of the federal regulation and may be used interchangeably with participants.

P.

“Results” shall mean health-related information that is associated with patient outcomes as part of the clinical trial program or any information related to Monogram products and their performance in the clinical trial program.

Q.	“Acceptance Criteria” shall mean patient eligibility criteria for inclusion in the study.

R.

“Ethics Committee” shall mean an independent body that ensures that the trial is conducted in accordance with GCP guidelines and to safeguard the safety and well-being of subjects participating in a clinical trial.

Scope

1.	Services: [Omitted] will provide the Sponsor with various Services in connection with Studies for its products.

2.

Scope of the Agreement: Sponsor shall outsource exclusively to [Omitted] all Services concerning its clinical Studies of its Investigational Medical Device product in India.  The data generated from the Studies are to be used as data for submission to Regulatory Agencies and Sponsor is free to use such data as needed.

3.

Work Orders: The specific details of each clinical trial study (hereinafter referred to as ‘Study’ or plural “Studies”), including but not limited to timelines and the agreed price shall be negotiated in good faith and agreed upon in the Work Orders entered into between the Parties from time-to-time and on a product-to-product basis before commencement of a Study with respect to that particular product. Upon the execution of a Work Order, [Omitted] will provide Services as described on a Study-specific basis in individual Work Order. Each Work Order shall include the Study-related details including, but not limited to, the nature and scope of Services, timelines, budget, payment schedules, and Deliverables that [Omitted] shall be obligated to deliver to Sponsor under such Work Order, and must be signed by both parties before forming part of this Service Master Agreement.  A Work Order may also include terms and requirements that are specific to that Study. Each Work Order is incorporated by reference into this Master Agreement upon its execution.

4.

Change Order: Any change in the details of a Work Order or the assumptions upon which the Work Order is based including, but not limited to, changes to the design, the agreed number of subjects participating in the study and/or suspension of the Study by the Sponsor may require changes in the budget and shall require a written amendment to the Work Order (a “Change Order”). Each Change Order shall detail the requested changes to the applicable task, responsibility, duty, budget, timeline or other matter. The Change Order will become effective upon the execution of such Change Order by both Parties, and [Omitted] will be given a reasonable period of time within which to implement the changes, unless implementation is otherwise explicitly addressed in the Change Order, and if so, the Change Order timelines will prevail. Both Parties agree to act in good faith and promptly when considering a Change Order requested by the other Party

5.

The parties acknowledge and agree that their respective Affiliates may execute Work Orders under this Master Agreement. In that event, such Affiliate(s) shall be bound by all terms and conditions of this Master Agreement and the applicable Work Order, and entitled to all rights and protections afforded under this Master Agreement. While this Master Agreement creates certain obligations between the parties, it does not create an obligation on the part of Sponsor or any Sponsor Affiliate to engage [Omitted] to provide services, or an obligation on the part of [Omitted] or any [Omitted] Affiliate to provide services; such obligations shall arise only upon the execution of a Work Order, or a Change Order.

6.

Each Party understands and agrees that the other Party or its Affiliates may be in a business similar to or offer products or services the same as the other Party (or one or more of its Affiliates) and may already have developed, be in the process of developing, or plan to develop products, services and information similar to those owned or developed by the other. Nothing contained herein shall be construed to prohibit a Party from so doing as long as it does so independently and without using Confidential Information disclosed by the other.

Any external vendors or subcontractors that [Omitted] solicits on behalf of this study (e. g, imaging, etc.) shall be compliant with the confidentiality terms of this agreement. [Omitted] should notify the Sponsor of the execution of the same and provide a copy of the agreement.

I. [Omitted]’s Obligations:

1.

[Omitted] shall conduct the Study for the Sponsor in accordance with this Master Agreement, Protocol (as amended from time to time), Good Clinical Practices (GCP)during the Term, and approval of the Ethics Committee and all applicable Laws.

2.	[Omitted] agrees to provide such personnel, facilities and resources to the Sponsor as [Omitted] deems necessary to perform the Study under this Master Agreement.

3.

In order to provide these Services, [Omitted] will use investigators, investigative sites or related subcontractors as per recommendation and approval of the Sponsor. In performing the Services, all such personnel, investigators and subcontractors shall be bound by confidentiality obligations and compliance to local regulatory requirements including FDA requirements. The separate agreement between Sponsor and investigators will be executed to conduct the Study at different Clinical Trial Sites.

4.

With regard to any Work Order related to the development and consultation of any Protocols designed for the Study, [Omitted] shall consult on design, objectives, inclusion and exclusion criteria, procedures for reporting Adverse Events, statistical analysis or any other relevant issues, in line with all applicable Laws of both Indian and US jurisdictions, and industry standards.

5.

For any Study described in a Work Order, [Omitted] shall prepare informed consent forms (“Informed Consent Forms”) and Case Record Forms (“CRFs”) for the Study. If described in a Work Order, [Omitted] shall submit Informed Consent Forms and CRFs in the agreed form to the applicable Regulatory Authorities and/or applicable Ethics Committee as required by Indian regulatory requirements.

6.

[Omitted] shall deliver the Study within stipulated timelines as agreed in the Work Order with Sponsor. Any delay in Deliverables should be communicated as soon as practically possible but not to exceed one week.

7.	[Omitted] shall support Sponsor with all reasonable efforts to provide Sponsor with the information requested by the Sponsor without undue delay.

8.

[Omitted] shall complete the Study in accordance with the Protocol and all identified methodologies. In case of any deviation, [Omitted] shall promptly notify the Sponsor.  The Protocol may be amended from time to time provided that any such amendments are mutually agreed in writing and signed by the Parties and as per the prevalent local regulations and GCP.

9.	[Omitted] and site shall immediately notify the Sponsor and EC of any occurrences of an investigator’s deviations from Protocol due to a Subject’s safety or the terminations of the participation of a Subject respectively.  The reason for the deviation shall be documented in the Study records.

10.

[Omitted] shall ensure that Clinical Trial Sites shall enroll a requisite number of Subjects in the Study, who meet the Subject selection criteria described in the Protocol and only after the approval of the Ethics Committee and the Regulatory Authority.

11.

[Omitted] shall prepare and deliver a final report based on the findings of the Results of the Study (“Report”) (together with copies of the CRFs) to the Sponsor, compliant with GCP and applicable regulatory requirements and submit one copy (soft) to the Sponsor.  [Omitted] agrees to make any reasonable corrections to the Report requested by the Sponsor and deliver the revised Report to the Sponsor.

12.

[Omitted] will ensure through its Quality Assurance Unit (QA), that services under this Master Agreement are performed in compliance with applicable Laws and [Omitted]’s Standard Operating Procedures (SOPs).

13.

[Omitted] shall comply and cooperate with Sponsor’s auditing team, which will have the right to audit / inspect at reasonable times and in a reasonable manner, the SOPs and facilities of [Omitted] and also verify any records as may reasonably be required to determine whether the Services are being performed in compliance with the provisions of this Master Agreement and /or the relevant Work Order.

14.

[Omitted] shall ensure that the Clinical Trial Site retains electronic copies of raw data along with all other documents, including source documents, for a period of at least fifteen years or the minimum required by Indian or US based regulations after the submission of the final Report, which will be open to inspection and copying by Sponsor and thereafter transfer the same to Sponsor.

15.	During the course of the Study, [Omitted] shall keep the Sponsor informed of routine progress in the conduct of every phase of the Study.

16.

For each Study conducted, [Omitted] shall report any occurrence of SAEs to local Central Licencing Authority, the Sponsor or its representative, as required by current local regulation and as specified in the study-specific Protocol. Sponsor shall be responsible for reporting SAEs to the relevant Regulatory Authorities outside India, as applicable.

17.

Unless specifically mentioned in the applicable Work Order, upon satisfactory completion of the Study, [Omitted] shall prepare a final Report with respect to the Study in the ICH-E3/eCTD format. If in an event Sponsor requires a hard copy of the Report, [Omitted] shall provide the same to the Sponsor and courier it to Sponsor at Sponsor’s cost.

18.	[Omitted] shall not disclose its working relationship with Monogram with any third party unless required for the execution of its obligations under this Master Agreement.

19.	[Omitted] will be responsible for monitoring of the study on the behalf of the Sponsor conducted at Clinical Trial Site under this Agreement.

20.	The timelines described in this Master Agreement are contingent on [Omitted] receiving inputs as relevant in a timely manner.

II.Sponsor’s obligations:

1.Sponsor expressly acknowledges that [Omitted] will require documents, Test product/Test Medical Device, data, records and necessary cooperation in order to properly perform the Services as required by this Master Agreement. [Omitted] shall not be responsible for errors, delays or other consequences arising from the failure of Sponsor and/or the participating Clinical Trial Sites to comply with the requirements as stated in the Master Agreement, in any Work Order, or as reasonably required.

2.

The Sponsor shall provide the Test Product/ Test Medical Device described in the Work Order to Clinical Trial Site. Sponsor shall define the reliability, performance and other relevant characteristics of the Test Medical Device.

3.	Sponsor shall certify to the effect that the Test Medical Devices are manufactured and tested as per relevant regulations.

III.Payment

1.

For performance of the Services, Sponsor shall pay [Omitted] the amounts specified in Work Order(s) in accordance with the Payment Schedule described therein. Unless agreed otherwise, the amount stated in the Work Order shall be net of all taxes which will be levied in addition to the amount stated in the Work Order as per prevalent provisions of law. All quotes shall include estimates of applicable taxes. [Omitted] shall be reimbursed for its documented expenses, if any such expenses shall be incurred by [Omitted], after receipt of Sponsor’s approval.

2.

All payments shall be made by Sponsor to [Omitted] in US Dollars or INR to the bank information provided on the applicable invoice. [Omitted] shall submit the invoices to Sponsor by email. Sponsor shall make the payment within 30 days from the date of the invoice. Payments shall be made in INR or in USD at the prevailing INR: USD exchange rate on the date of invoice. In case of any delay in payment more than thirty (30) days past the due date, interest at 18% per annum shall be paid by Sponsor. All quotes shall be inclusive of all estimated taxes (GST).

IV.Confidentiality:

1.

The Parties agree to hold in confidence all the information and data disclosed by one Party (the “Discloser”) to the other (the “Recipient”) in confidence, including any and all data and/or other information connected to the Services and or the Parties’ business, and not to use the same except for the purpose of carrying out their obligations pursuant to this Master Agreement. Nothing contained herein shall be construed or interpreted as limiting the Sponsor's right to make any and all use (including but not limited to publication) of all Results and/or data from any Study, as it sees fit. For the purposes of this Master Agreement, “Confidential Information” shall mean any information, including but not limited to data, techniques, Protocols or Results, or business, financial, commercial or technical information (including but not limited to information concerning Sponsor Materials, clinical trial protocols, clinical data and analysis, formulae, data, software programs and source documents; the Report and the Research Information, disclosed by Discloser to Recipient or generated by Recipient and owned by Discloser. For clarity, [Omitted] Technology and [Omitted] IP (as defined herein) are Confidential

Information of [Omitted], and Sponsor Material, Sponsor IP, Results and Reports (as defined herein) are Confidential Information of Sponsor.

2.	The obligations of confidence shall not apply to any of the following:

2.1	information which can be proved by evidence in writing that it was known to the other Party before its disclosure; or

2.2information which was available to the public before that date of disclosures; or

2.3information which was received from a third party not bound by any obligation of secrecy to any Party; or

3.

Recipient may disclose Discloser’s Confidential Information, including materials containing or embodying such Confidential Information, to the extent required by applicable law or regulation; provided, however, that before such legally required disclosure Recipient shall give prompt written notice of such required disclosure to Discloser. In the event of a limited disclosure of Discloser’s Confidential Information that is required by law or regulation, Recipient shall continue to treat such disclosed information as Discloser’s Confidential Information for all other purposes and subject to the other terms and conditions of this Master Agreement.

4.

Both Parties agree that they will at any time upon the request by the other return or otherwise dispose of all written or other documentary Confidential Information or copies thereof given to it or resulting from the Master Agreement.

5.

The confidentiality obligations of this Master Agreement shall continue for a period of seven (7) years after termination of this Agreement. The provisions of this section will survive the termination or expiry of this Master Agreement for any reason.

V.Representations and Warranties

1.

Each Party represents that it is authorized to enter into this Master Agreement, and any Work Order issued hereunder, and that the terms of this Master Agreement are not inconsistent with or a violation of any contracted or other legal obligation to which it is subject.

2.

Each Party represents that in performing under this Master Agreement it shall (a) conduct business in conformance with sound ethical standards of integrity and honesty and in compliance with all applicable Laws; (b) comply with Article XXI.

3.	[Omitted] represents and warrants that it shall perform the Services in a good and professional manner, in line with highest level industry standards.

VI.Term:

The term of this Master Agreement shall commence from the Effective Date and shall be valid for a period of five (5) years thereafter unless terminated in accordance with, Article XV. This Master Agreement may be extended or amended by express mutual consent of the Parties conveyed in writing. Notwithstanding the above, should the Services to be provided in accordance with any Work Order extend beyond the above term, said Work Order shall be construed as a mutually agreed extension to this Master Service Agreement, with regard to the relevant Services.

VII.Investigational Product/ Test Medical Device:

1.

The Sponsor shall provide, without charge, Test Medical Device and related component to be used by Clinical Trial Site investigators and monitored by [Omitted] in performing Services as further described in the applicable Work Order. The Test Medical Device shall be made available at the Clinical Trial Sites in appropriate condition and in accordance with the Protocol.

2.	Clinical Trial Site nor [Omitted] shall use Test Medical Device for any purposes other than to perform the Services contemplated in this Agreement.

VIII.Regulatory:

1.

[Omitted] agrees to comply with any audit and inspection requests by Regulatory Agencies, and shall cooperate with such inspection. Upon request by Sponsor and at Sponsor’s cost, [Omitted] shall cooperate with the request, inquiry, investigation, audit or proceeding with applicable governmental regulatory authority, at Sponsor’s expense. [Omitted] shall respond promptly to the queries raised by regulatory authorities on the conduct of the Study by [Omitted]. Sponsor shall notify [Omitted] in writing promptly after becoming aware of any audits of the Study to be conducted by regulatory authorities. [Omitted] shall have the right to recover from Sponsor the expenses involved in preparing the reports in accordance with the regulatory guidelines of the country of any audit submission under this Section. The expenses incurred for audits under this Section would be charged to Sponsor at the prevailing rate. The cost of which shall be mutually agreed on later date.

2.

[Omitted] shall notify Sponsor within five (5) business days, of receipt of communication letter, in writing of any Regulatory Authority wishing to conduct inspections or inquiring about any Study conducted for Sponsor by [Omitted].

3.[Omitted] shall inform Sponsor about any regulatory inspection of a Study conducted at the Clinical Trial Sites for the Sponsor as soon as it is announced by the Regulatory Agency. Following such inspection, [Omitted] shall update Sponsor about the outcome of the regulatory inspection.

IX.Retention:

As the Studies to be conducted by Clinical Trial Sites and monitored by [Omitted] for the Sponsor, Parties agree that Study related Documents (“Materials”) shall be archived beyond the term of the Studies by Clinical Trial Sites and [Omitted] as follows:

Clinical Trial Site will retain electronic copies of raw data along with all other documents, including source documents, for a minimum period of fifteen years, after the submission of the final Report, unless required for additional time by the regulatory authorities.

If any Materials need to be retained by Clinical Trial Sites and [Omitted] beyond the periods specified herein, the Sponsor will specify the same in the corresponding Work Order and [Omitted] shall archive them at additional cost to the Sponsor at the then prevailing rate.

X.Indemnification:

1.

[Omitted] shall indemnify, defend and hold the Sponsor, its Affiliates, officers, directors, employees, agents, ,(“Sponsor Indemnitees”) harmless from any and all direct losses, direct damages, liabilities, reasonable attorney fees, court costs and expenses (collectively “Losses”) arising out of (i) [Omitted] Indemnitee’s deviation or omission or gross negligence in the performance of its obligations under this Master Services Agreement and/or under a Task/Work Orders; and (ii) [Omitted] Indemnitee’s failure to comply with applicable Laws except to the extent that such Losses arise from: (i) any negligent act or omission, or wilful misconduct, of any Sponsor Indemnified Party, or (ii) any breach of this MSA by Sponsor.

2.

The Sponsor shall indemnify and hold harmless [Omitted] and its Affiliates, and its directors, officers, employees and agents,  (each, a “[Omitted] Indemnitees”), from and against any and all Losses resulting or arising from any third-party claims, actions, proceedings,  or litigation relating to or arising from (i) Sponsor Indemnitee’s negligent acts or omissions under this Agreement, any Work Order or the Services contemplated herein including, any Losses arising from or in connection with any study, test, device, product or potential product to which this Agreement or any Task/Work Order relates; or (ii), death or injury to ( a.) a participant/subject in a Study performed by [Omitted] on behalf of Sponsor, as specified in the applicable Work Order (“Clinical Investigation”) or (b) any employee or contractor of [Omitted] involved in the performance of a Study or Services hereunder, in which death or personal injury arises from or is attributable to the Test Medical Device; or (c ) the procedures set forth in the Study protocol/clinical investigation plan; or (d) arise directly or indirectly from Sponsor’s use, or a third party’s use pursuant to Sponsor’s authority, of Study Report provided by [Omitted] under this MSA, except to the extent that such Losses (i)-(ii) arise from: (ix) any gross negligent act or omission, or wilful misconduct, of any [Omitted] Indemnitees , or (y) any breach of this MSA by [Omitted]. Each Party’s obligation under the above Article X is conditioned upon timely written notice of any such claim, proceeding or investigation (including a copy thereof). Notwithstanding the foregoing, a Party’s failure to give timely written notice of any such claim, proceeding or investigation shall not limit the other Parties’ right to indemnification except to the extent such failure affects the ability of such Party to defend against such claim, proceeding or investigation. The indemnifying Party must consent to the settlement of a claim, and such consent shall not be unreasonably withheld.

XI.Limitation of Liability:

1.	The Sponsor shall reimburse [Omitted] or the investigator/Institutions for the actual cost of diagnostic procedures and medical treatment necessary to treat a Research Related Injury and also provide financial compensation to the research Subject as per the order of the licensing authority under rule 122 DAB of Drugs and Cosmetics Rules 1945. For purposes of this MSA, the term” Research Related Injury” means physical injury or ill effect, disability whether temporary or permanent and serious or otherwise caused by the Products or procedures prescribed in the Protocols.

2.

Neither party shall have any claim or right against the other, whether in contract, warranty, tort (including negligence), strict liability or otherwise, for any special, indirect, incidental, or consequential damages of any kind or nature whatsoever, such as but not limited to loss of revenue, loss of profits on revenue, loss of customers or contracts, loss of use of equipment or loss of data, work interruption, increased cost of work or cost of any financing, howsoever caused, even if same were reasonably foreseeable;.

Disclaimer:

[Omitted] does not give any representation or warranty that Investigational Medical Devices covered by this Master Service Agreement can either during the terms of the Master Service Agreement or thereafter, be successfully developed or if so developed, will receive the required approval by respective Regulatory Authority or any regulatory body of the jurisdiction in connection with which the Services are to be provided.

XII.Publicity and publication:

Neither Party shall use the name of the other Party or its employees in any advertisement, press release or publicity with reference to this Master Agreement without prior written approval of the other Party. However, it is understood that all Data is the property of Sponsor and that Sponsor can use the Data in publications or regulatory reporting without any prior consent of [Omitted].

XIII.Intellectual Property and License:

1.Sponsor and [Omitted] acknowledge that during the course of, and as a result of, the performance of the Services, [Omitted] or its permitted subcontractors will create written materials, computer files, reports, studies or other tangible manifestations of [Omitted]’s efforts under this Agreement (hereinafter individually or collectively referred to as “Work Product”). Work Product prepared by [Omitted] or its permitted subcontractors pursuant to this Agreement shall be “works for hire,” and all rights, title and interest to the Work Product, including, but not limited to, any and all copyrights in the Work Product, shall be, owned by Sponsor irrespective of any copyright notices or confidentiality legends to the contrary which may have been placed in or on such Work Product by [Omitted] or others.  [Omitted] and its permitted subcontractors waive in whole all the moral rights which may be associated with such Work Product. If for any reason any part of or all of the Work Product is not considered work for hire for Sponsor or if ownership of all right, title and interest in the Work Product shall not otherwise vest in Sponsor, then [Omitted] agrees that such ownership and copyrights in the Work Product, whether or not such Work Product are fully or partially complete, shall be automatically assigned from [Omitted] to Sponsor, without further consideration, and Sponsor shall thereafter own all right, title and interest in the Work Product, including all copyright interests.

2.It is agreed between the Parties that as between [Omitted] and Sponsor, tools, processes and technology developed, licensed or used by [Omitted] for the purpose of a Study, other than the Sponsor Material shall remain the sole property of [Omitted], and tools, processes and technology developed, licensed or used by Monogram for the purpose of a Study, other than the [Omitted] Material shall remain the sole property of Sponsor.  Any invention based on or related to [Omitted] Technology, whether developed by [Omitted], Sponsor or both (“[Omitted] Technology Invention”), shall be solely owned by [Omitted]. Any invention based on or related to Monogram Technology, whether developed by Monogram, [Omitted] or both (“Monogram Technology Invention”), shall be solely owned by Monogram. [Omitted] Technology and [Omitted] Technology Invention shall be referred to as “[Omitted] IP”. All IP shall be the Confidential Information of [Omitted]. Monogram Technology and Monogram Technology

Invention shall be referred to as “Monogram IP”. All Monogram IP shall be the Confidential Information of Monogram.

3.

The results of the Study together with the Data of the Study (together, “Results”) and the final Report containing the Results provided by [Omitted] as part of the Work Order, shall remain the property of Sponsor as the case may be.

4.

All data, ideas, methods, inventions, discoveries, information, reports and other proprietary or protectable materials which relate to the Sponsor, Sponsor’s products and their applications, Sponsor’s business and/or relating to the Investigational Medical Devices and arising out of the Study performed under this Master Agreement which are developed by [Omitted] or submitted by Sponsor to [Omitted] (“Sponsor Material”) are owned by Sponsor.

5.

Sponsor hereby grants [Omitted] and its affiliates, a non-exclusive, fully paid-up, sub-licensable and non-transferable limited license for the term of the Master Agreement, in and to the Sponsor Material and Sponsor IP for the sole purpose of conducting the Study in accordance with the Work Order.

XIV.Termination:

1.This Master Agreement or any Work Order may be terminated, in whole or in part, only as follows:

i.	by Sponsor, without cause at any time during the term of the Master Agreement upon thirty (30) days' prior written notice to the other Party; or
ii.	by either Party upon written notice if a Force Majeure affecting a Party’s ability to perform lasts for more than ninety (90) days as provided in Article XVII; or
iii.	by either Party for material breach of the other Party upon thirty (30) days' written notice specifying the nature of the breach, if such breach has not been substantially cured within the thirty (30) day period; or
iv.	by either Party if that Party reasonably believes, that its continued performance under the Agreement or a Work Order would violate any applicable law or regulations; provided that the Party shall provide prior written notification of the same to the other Party and, at the discretion of and in accordance with written instructions of the Sponsor, either [Omitted] shall continue to provide Services under the related Work Order, other than and excluding the violative services, and the parties shall amend the scope of Services in the related Work Order to exclude the violative services, or the related Work Order shall be terminated.

2.

Either Party shall have the right to terminate this Agreement at any time upon written notice to the other Party, if the other Party has reasonable basis for believing the other Party is about to become insolvent or bankrupt, the other Party shall be adjudicated insolvent or have filed petition for or consent to any relief under any insolvency, re-organization, receivership, liquidation, compromise, or any moratorium statute, whether now or hereafter in effect, or shall make an assignment for the benefit of its creditors, or shall petition for the appointment of a receiver, liquidator, trustee, or custodian for all or a substantial part of its assets, or if a receiver, liquidator, trustee or custodian is appointed for all or a substantial part of its assets and is not discharged within thirty (30) days after the date of such appointment.  In the event that any of the events contemplated in this Article occur, that Party must immediately notify the other, in writing, of its occurrence.

3.

Any written termination notice shall identify the specific Work Order that is being terminated. Unless specifically terminated the outstanding work Order will continue to be valid and subsisting until the obligations thereof are performed under this Master Agreement.

4.

In the event this Master Agreement or any Work Order is terminated, the Parties shall promptly meet to prepare a close-out schedule and the Sponsor shall pay [Omitted] for all Services performed under this Master Agreement and reimburse [Omitted] for all costs and expenses including non-cancellable costs incurred in performing those Services up to the effective date of termination. Sponsor shall also reimburse any outstanding investigator fees/expenses, including any investigator or clinical trial site, non-cancellable third-party obligations which cannot be mitigated through reasonable efforts of [Omitted] or the institution, and any other obligations agreed to by Sponsor and [Omitted] for the purpose of winding down the Study. Upon termination of a Work Order, [Omitted] shall forward all Sponsor Materials pertinent to such Work Order and all Sponsor Materials related to all outstanding Work Orders to Sponsor.  In the event that an individual Work Order is terminated, the remainder of this Master Agreement shall otherwise remain in full force and effect, unless otherwise agreed to by the Parties.

5.

In the event, the Study is terminated due to Adverse Events, then Sponsor agrees to pay [Omitted] for all documented and approved costs, expenses and obligations actually incurred/ committed till the date of such termination.

6.

In the event of Study termination, [Omitted] shall inform promptly to all sites and Local Regulatory Authority. Site shall promptly inform the concerned Subjects and the Ethics Committee of such termination and the reason for the same. Study termination notices should go to Subjects (future enrolled and patients that have already undergone a procedure),.

7.	The pending payment from Sponsor, if any, should be settled by Sponsor in accordance with the Payment Terms, Article IV.

8.

In case the Work Order is terminated during the continuance of any phase, the proportionate amount appropriate to the work completed or irrevocably committed to be completed shall be payable by Sponsor. If payments under a Work Order are milestone-based, and the Master Agreement or applicable Work Order is terminated after costs have been incurred by [Omitted] toward achieving a milestone, but that milestone has not yet been completed, then [Omitted] shall be entitled to receive the proportionate amount appropriate to the milestone completed and reimburse/refund the balance amount proportionate to work not completed to the Sponsor.

XV.Insurance:

The Parties shall maintain sufficient insurance, at its own costs, to cover liabilities arising under this Agreement.

XVI.Force Majeure

A Party shall not be in breach of this Master Agreement if there is any total or partial failure by it of its duties and obligations occasioned by any act of god, act of nature, fire, act of government or state, war, civil commotion, insurrection, embargo, prevention from or a hindrance in obtaining raw material, energy or other supplies, labour disputes of whatever nature or any reason beyond the control of the Party which affect the ability to perform its obligations under this Agreement (each such event, a “Force Majeure Event”). If the Party is unable to perform its duties and obligations under this Master Agreement as a direct result of any such reasons, that Party shall give written notice to the other Party of such inability stating the reason in question. The performance shall be suspended during the period in which the reason continues. The suspension of performance shall be of no greater scope and no longer duration than is reasonably required and the non-performing Party shall use commercially reasonable efforts to remedy its inability to perform; provided, however, that in the event the suspension of performance continues for longer than ninety (90) days after the date of the occurrence, and such failure to perform would constitute a material breach of this Master Agreement in the absence of such Force Majeure Event, the non-affected Party may terminate this Master Agreement immediately by written notice to the affected Party.

XVII.Assignment

This Master Agreement and/or any Work Orders shall not be assigned by either Party without the prior written consent of the other. In case of any such assignment, the Party taking up the assignment shall succeed to the rights, benefits, titles, duties, interest and obligations and liabilities of the Party making such an assignment under the Agreement.

XVIII.Miscellaneous:

1.

For the purposes of this Master Agreement, the Parties hereto are independent contractors and nothing contained in this Master Agreement shall be construed to place them in the relationship of partners, principle and agent, employer/employee or joint ventures. [Omitted] agrees that it shall have no power or right to bind or obligate the Sponsor, nor shall [Omitted] hold itself out as having such authority.

2.	Any notices between [Omitted] and the Sponsor shall be in writing and sent by delivery service or registered mail, and shall be deemed given on the date received to the following addresses.

Address of [Omitted]	Address of Sponsor:
[Omitted]	Mr. Benjamin Sexson, CEO Monogram Orthopaedics Inc. 3913 Todd Lane Suite 307 Austin, TX 78744, USA

3.

This Master Agreement constitutes the entire Master Agreement between [Omitted] and the Sponsor with regard to its subject matter, and supersedes all previous written or oral representations, Master Agreements and understandings between the Parties. This Master Agreement may be amended only by written document signed by both [Omitted] and the Sponsor.

4.

In the event that any one or more of the provisions contained in this Master Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Master Agreement, and all other provisions shall remain in full force and effect. If any provision of this Master Agreement is held to be excessively broad, it shall be reformed and construed by limiting and reducing it so as to be enforceable to the maximum extent permitted by law.

5.	In the event there is a conflict between the terms of this Master Agreement and a Work Order, then the terms of this Master Agreement unless otherwise explicitly stated in a Work Order is executed.

XIX.Arbitration and Governing Law:

The Master Agreement shall be constructed, governed, interpreted and applied in accordance with the laws of England and Wales.

The Parties shall attempt in good faith to resolve promptly any dispute arising out of or relating to this Master Agreement by negotiation. If the matter cannot be resolved in the normal course of business, within ten (10) days after the dispute arises, any interested Party shall give the other Party written notice of any such dispute not resolved, after which the dispute shall be referred to one or more senior executives of both Parties, who shall likewise attempt to resolve the dispute. In case an amicable settlement of any disputes arising out of or relating to this Master Agreement is not achieved within twenty (20) days after written notice is received, such dispute shall be referred to Arbitration under the Rules of International Chamber of Commerce (ICC) by one (1) arbitrator appointed in accordance with said Rules. The seat of the arbitration shall be London, UK. The arbitration shall be conducted in the English language and the award shall be final and binding upon the Parties. Each Party shall bear its own costs of the arbitration unless the arbitrator otherwise directs. The courts of London, UK alone shall have jurisdiction in respect of all matters pertaining to Arbitration

XX.Anti-Corruption

The parties agree (and shall require all personnel, agents, involved in the provision of the Services to agree) that they will not provide any money or item of value to any governmental official or representative to improperly influence governmental actions, or to private individuals to reward the improper performance of a function or activity; and further agree (and shall require that all personnel, agents, servants and subcontractors involved in the provision of the Services agree) that they will comply at all times with any applicable laws and regulations relating to anti-bribery and corruption including, the US. Foreign Corrupt Practices Act, U.K. Bribery Act of 2010 and any other applicable laws and regulations of the country in which Services are performed.

XXI.Subcontracting

A.

Subcontractor is a person or entity who has a direct contract with [Omitted] to perform Service as determined by CRO. The term “Subcontractor” is referred to throughout this Agreement as if singular in number and means a Subcontractor or an authorized representative of the Subcontractor. In the event that a Subcontractor, in the ordinary course of its business, retains the services of any other corporation, professional associate or subcontractor, a Subcontractor and [Omitted] shall ensure that such other corporation, professional associate or subcontractor is subject to the same terms and conditions set forth in this Agreement and [Omitted] shall be liable for any actions of such other corporation, professional associate or subcontractor with regards to this Agreement

B.

[Omitted] shall have the right to sub-contract all or part of the Services to a Subcontractor provided that the prior written consent of the Sponsor, which shall not be unreasonably withheld, is obtained. In the event of such a sub-contract, [Omitted] shall remain fully liable for and shall ensure that the Services, whether provided by a Subcontractor or [Omitted], are performed in strict accordance with the terms of this Agreement and any Work Order issued pursuant to this Agreement

XXII.Survival

Articles: Confidentiality, Regulatory, Retention, Indemnification, Limitation of Liability, Intellectual Property, shall survive termination or expiration of this Agreement, in addition to any provisions which by their nature should, or by their express terms do, survive or extend beyond termination or expiration of this Agreement.

IN WITNESS whereof Parties have executed this deed on the day and place herein above mentioned through their authorized representatives.

For and on behalf of	For and on behalf of
[Omitted].	Monogram Orthopaedics Inc.

/s/ [omitted]	/s/ Benjamin Sexson
Name: [Omitted]	Name: Mr. Benjamin Sexson
Title: CEO	Title: CEO
Date: 5/10/2024	Date: 5/9/2024

Exhibits:

Exhibit A: Work Order

EXHIBIT A

WORK ORDER # 01

This Work Order is made effective as of 08 May 2024 (the “Effective Date”) by and between

Monogram Orthopaedics Inc.; with office located at 3913 Todd Lane Suite 307, Austin, TX 78744, USA (hereinafter referred to as “Monogram / Sponsor”);

and

[CRO], through its Clinical Research Services business, an Indian Company, having its office at [Omitted] (hereinafter referred to as “[Omitted] / CRO”) pursuant to the Master Services Agreement between [CRO] and Sponsor dated as of 08 May 2024 as the same may be amended from time to time, (the “Master Agreement”), which is incorporated by reference herein.

The parties hereby agree as follows:

1.Work Order.

This document constitutes a “Work Order” under the Master Agreement and this Work Order and the Services contemplated herein are subject to the terms and provisions of the Master Agreement.

2.Services.

[CRO] shall carry out the clinical Study with due diligence, care and skill in accordance with all applicable laws and in accordance with the Study Protocol and in accordance with written Work Order, such as this one, entered into from time to time describing such Services. The specific Services and Scope of Work contemplated by this Work Order (the “Services”) are set forth in the Attachment 1, which is incorporated herein by reference.

3.Study Report

On completion of the Study, [CRO] will submit the Final Report as per [CRO]’s SOP to Sponsor consisting of the following details.

●	Clinical Report as per ICH E3 Guideline (without any online submission requirement)
●	Raw Data of the Study, 100% CRFs (soft copy).
●	Hard copy of the Report shall be provided at additional cost, if required
●	Any other data format required as per USFDA submission requirement is not included in this scope of work.

4.Payment of Fees and Expenses

In consideration of [CRO]’s performance under this Work Order, Sponsor shall pay to [CRO] the Fees and Pass-through amount for the services/ Deliverables for the Study as specified and detailed in Attachment 2 to this Work Order, which is incorporated herein by reference.

5.Term.

The term of this Work Order shall commence on the Effective Date and shall continue until the Services described in Attachment 1 are completed, unless this Work Order is terminated in accordance with the Master Agreement.  If the Master Agreement is terminated or expires, but this Work Order is not terminated or completed, then the terms of the Master Agreement shall continue to apply to this Work Order until the Work Order is either terminated or completed.

6.Notices.

In addition to the recipients of Notice listed in the Master Agreement, notices applicable to this Work Order shall be sent to:

Address of [CRO]	Address of Sponsor:
[Omitted]	Monogram Orthopaedics Inc. Attention: Mr. Benjamin Sexson
3913 Todd Lane Suite 307, Austin, TX
78744, USA

7.Amendments.

No modification, amendment, or waiver of this Work Order shall be effective unless in writing and duly executed and delivered by each Party to the other.

ACKNOWLEDGED, ACCEPTED AND AGREED TO:

[Omitted]	Sponsor
[CRO]	Monogram Orthopaedics Inc.
/s/ [Omitted]	/s/ Benjamin Sexson
Name: [Omitted]	Name: Mr. Benjamin Sexson
Title: CEO	Title: CEO
Date: 5/10/2024	Date: 5/9/2024

ATTACHMENTS:

ATTACHMENT 1	SERVICES AND SCOPE OF WORK [OMITTED]
ATTACHMENT 2	TIMELINES [OMITTED]
ATTACHMENT 3	STUDY BUDGET & PAYMENT SCHEDULE [OMITTED]

Exhibit 31.1

CERTIFICATIONS

I, Benjamin Sexson, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 of Monogram Orthopaedics Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 13, 2024

/s/ Benjamin Sexson
Benjamin Sexson
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, Noel Knape, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 of Monogram Orthopaedics Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 13, 2024

/s/ Noel Knape
Noel Knape
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Monogram Orthopaedics Inc. (the “Company”) on Form 10-Q for the quarter ended March 31, 2024  as filed with the Securities and Exchange Commission (the “Report”), I, Benjamin Sexson, Chief Executive Officer of the Company, and I, Noel Knape, Chief Financial Officer of the Company, certify that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: May 13, 2024

/s/ Benjamin Sexson
Chief Executive Officer
(Principal Executive Officer)

/s/ Noel Knape
Chief Financial Officer
(Principal Financial Officer)